June 7th, 2017

<u>VIA EDGAR</u>
Jan Woo
Legal Branch Chief
Office of Information Technologies and Services
U.S. Securities and Exchange Commission
Washington, D.C.

> **Re:** **Longfin Corp.**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed May 24, 2017**
> **File No. 024-10684**

Dear Ms. Woo,

On behalf of Longfin Corp., I wish to formally request the acceleration of the effective date and time of our Form 1-A Offering Statement, as referenced above, to 2:00 p.m., Eastern Time, on Friday, June 16th, 2017.

In making this request, Longfin Corp. acknowledges that:

- Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or staff, acting pursuant to delegated authority in qualifying the filing, does not relieve Longfin Corp., from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

- Longfin Corp., may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions readin
Statement, please contact me by pho
venkat@stampedecap.com.

Sincerely,

By: Venkata S. Meenavalli
Its: Chief Executive Officer
/s/ Venkata S. Meenavalli